Exhibit 99.1

YS Biopharma Announces Results of Extraordinary General Meeting

GAITHERSBURG, Md., May 21, 2024 /PRNewswire/ -- YS Biopharma Co., Ltd. (Nasdaq: YS) (“YS Biopharma” or the “Company”), a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer, today announced the results of its extraordinary general meeting (the “EGM”) held on May 21, 2024 in Hong Kong. Each of the following resolutions was passed at the EGM:

1.	As a special resolution that, the name of the Company be and hereby is changed from YS Biopharma Co., Ltd. to LakeShore Biopharma Co., Ltd (the “Proposed Change of Name”), and that any one or more of the directors or the secretary of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents as he/she/they may consider necessary, desirable or expedient for the purpose of or in connection with, the implementation of and giving effect to the Proposed Change of Name and to attend to any necessary registration and/or filing for and on behalf of the Company;

2.	As an ordinary resolution that, each of Dave Chenn, Chunyang Shao, Zengjun Xu, Thomas Xue and Adam Zhao, whose biographic information is included in Exhibit A to the form of proxy, be appointed as a director of the Company and that the registered office service provider of the Company be and hereby is authorized to update the Register of Directors and Officers of the Company to reflect the above appointments and to file the updated Register of Directors and Officers with the Registrar of Companies in the Cayman Islands;

3.	As an ordinary resolution that, the 2024 Share Incentive Plan in the form attached as Exhibit B to the form of proxy for shareholders and approved by the resolutions of the board of directors of the Company on May 2, 2024 be and hereby is approved and confirmed, and where necessary ratified in all respects;

4.	As an ordinary resolution that, the resolutions passed at the extraordinary general meeting of the shareholders of the Company held on February 22, 2024 are hereby reaffirmed, ratified and confirmed in all respects;

5.	As an ordinary resolution that, each director or officer of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

The Company is attending to the necessary filings with the Registrar of Companies in Cayman Islands to reflect the change of company name and director appointments. In addition, the Company is working with the Nasdaq Stock Market LLC to change the trading symbols of its ordinary shares and warrants.

About YS Biopharma

YS Biopharma is a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer. It has developed a proprietary PIKA® immunomodulating technology platform and a new generation of preventive and therapeutic biologics targeting Rabies, Coronavirus, Hepatitis B, Influenza, Shingles, and other virus infections. YS Biopharma operates in China, the United States, Singapore, and the Philippines, and is led by a management team that combines rich local expertise and global experience in the biopharmaceutical industry. For more information, please visit investor.ysbiopharma.com.

Investor Relations Contact

Alyssa Li
Director of Investor Relations
Email: ir@yishengbio.com

Robin Yang
Partner, ICR, LLC
Tel: +1 (212) 537-4035
Email: YSBiopharma.IR@icrinc.com